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FORM 4            U.S. SECURITIES AND EXCHANGE
                         COMMISSION                          OMB
                    Washington, D.C. 20549                 APPROVAL

 Check box if no
 longer subject to
 Section 16.  Form
 4 or Form 5 obligations                        Estimated average burden
 may continue.  See                             hours per response   .5
 Instruction 1(b).


       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of
   1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1 Name and Address      2 Issuer Name and            6 Relationship of
  of Reporting            Ticker or Trading            Reporting Person
  Person                  Symbol                       to Issuer
                                                       (check all
 Diaz, Robert J           Circle International          applicable)
                           Group - CRCL                  Director
 260 Townsend Street                                      10% Owner
 S.F. CA  94107
                        3 IRS or Social   4 Statement  X Officer
                          Security Number   for Month/   (give the title
                          of Reporting      Year            below)
                          Person             May, 1997    Other
                         (Voluntary)                     (specify
                           ###-##-####    5 If Amendment,      below)
                                            Date of Ori-  ________________
                                            ginal (Month/
                                             Year)        SR. V.P. - C.F.O
                                                          ----------------


                           Table I -  Non-Derivative Securities Acquired,
                                      Disposed of, or Beneficially Owned
1 Title    2 Trans-  3 Trans-  4 Secur-         5 Amount     6 Own-   7 Nature
  of Secur-  action    action    ities            of Secur-    ership   of
  ity        Date      Code      Acquired         ities Bene-  Form:    Indir-
  (Instr.              (Instr.   (A) or           ficially     Direct   ect
    3)       (Month/      8)     Disposed         Owned at     (D) or   Bene-
               Day/              of (D)           End of       Indir-   ficial
               Year)   Code  V   (Instr.          Month        ect(I)   Owner-
                                  3,4,and                      (Instr.  ship
                                    5)            (Instr.       4)     (Instr
                                                  3 and 4)                4)
                                     (A) or
                              Amount (D)    Price






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


                           Table II - Derivative Securities Acquired, Disposed
                                      of, or Beneficially Owned (e.g., puts,
                                      calls, warrants, options, convertible
                                      securities)
1 Title of   2 Conver-   3 Trans-  4 Trans-   5 Number of   6 Date Exer-  7 Title and  8 Price  9 Number   10 Owner-   11 Nature
  Derivative   sion or     action    action     Derivative    cisable       Amount of    of       of          ship of     of
  Security     Exercise    Date      Code       Securities    and Expira-   Underlying   Deriv-   Deriv-      Deriva-     Indirect
 (Instr. 3)    Price of   (Month/   (Instr. 8)  Acquired      tion Date     Securities   ative    ative       tive        Bene-
               Deriva-     Day/                (A) or        (Month/Day/   (Instr. 3     Secur-   Secur-      Secur-      ficial
               tive        Year)                Disposed of   Year)         and 4)       ity      ities       ity:        Ownership
               Security                        (D) (Instr.                              (Instr.   Bene-       Direct     (Instr. 4)
                                                3,4, and 5)                              5)       ficially   (D) or
                                                                                                  Owned at    Indirect
                                                                                                  End of     (I)
                                                                                     Amount       Year       (Instr. 4)
                                      T   V      (A)  (D)    Date    Expira-           or        (Instr.
                                                             Exer-   tion            Number         4)
                                                             cisable Date    Title   of Shares

  Option to       14        5/30/97   S                D    12/19/95 12/19/02 Common  5,000 27 3/8  45,000       D
  purchase
  common
  stock




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Explanation of Responses:



                                      ___________________________   __________
                                       ** Signature of Reporting       Date
                                                 Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.